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                                                                   EXHIBIT 21.1

                     SUBSIDIARIES OF ABINGTON BANCORP, INC.

Abington Bancorp, Inc. has two subsidiaries. Abington Savings Bank (the "Bank"), is a wholly owned subsidiary which is a Massachusetts-chartered savings bank. Abington Bancorp Capital Trust is a Delaware business trust whose sole purpose is to issue capital securities.

The Bank has seven wholly-owned subsidiaries, Holt Park Place Development Corporation, Norroway Pond Development Corporation, Old Colony Mortgage Corporation, Mass Securities Corporation and Mass SEC Corp. II which are Massachusetts Corporations, and Abington Securities Corporation and 70 Quincy Ave., LLC, which are Delaware Corporations.